UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                     COMTECH TELECOMMUNICATIONS CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                       COMMON STOCK OF PAR $.10 PER SHARE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   205826 209
              ----------------------------------------------------
                                 (CUSIP Number)

                                   GAIL SEGUI
                                 105 BAYLIS ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 777-8900
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 14, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205826 209
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Fred Kornberg  ###-##-####
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2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
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3     SEC Use Only

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4     Source of Funds

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      U.S.
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                  7     Sole Voting Power
  Number of
   Shares               260,000 (Includes right to acquire 100,000 shares)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             -0-
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        260,000 (Includes right to acquire 100,000 shares)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        -0-
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      260,000 (Includes right to acquire 100,000 shares)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |X|

      Excludes 2,000 shares held in a trust for which Mr. Kornberg is a Trustee and has a 1% ownership in and for which he disclaims beneficial ownership.
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13    Percent of Class Represented By Amount in Row (11)

      9.7%
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14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                      Schedule I

Transactions Referred to in this Amendment No. 4:

                              OPEN MARKET PURCHASE

    Date        Number of Shares         Price Per Share     Total Cost
    ----        ----------------         ---------------     ----------
   01/28/98           3,053                   4-5/8           $  14,120

   02/18/98           1,947                   5-3/8              10,465
                      -----                                   ---------

   TOTAL              5,000                                   $  24,585
                      =====                                   =========

                               STOCK OPTION GRANT

    Date        Number of Shares         Exercise Price   Date Exercisable
    ----        ----------------         --------------   ----------------
   01/14/98          100,000                  $4.50               *

   *  See exhibit entitled "Incentive Stock Option Agreement".

                                 Amendment No. 4
                                       to
                                  Schedule 13D

      The information provided below represents amendments or additions to the information provided in the Schedule 13D and amendments previously filed by Mr. Kornberg. The purpose of this Amendment No. 4 is to report the acquisition of additional shares by Mr. Kornberg and the beneficial ownership of certain additional shares of common stock through the grant of a stock option. (See exhibit entitled "Incentive Stock Option Agreement").

Item  3. Source and Amount of Funds or Other Consideration

      The aggregate purchase price for the 5,000 shares, the acquisition of which is reported in this Amendment No. 4 was $24,585. The source of the purchase price was the personal funds of Mr. Kornberg.

Item  4. Purpose of Transaction

      Hold acquired shares for investment purposes

Item  5. Interest in Securities of the Issuer

      (a)   See Page 2 of cover page
      (b)   See Page 2 of cover page
      (c)   See Schedule 1

Item  7. Material to be Filed as Exhibit

      See exhibit entitled "Incentive Stock Option Agreement".

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/20/98
-----------------------                       ----------------------------------
         Date                                              Signature


                                                         Fred Kornberg
                                              ----------------------------------
                                                              Name

                        INCENTIVE STOCK OPTION AGREEMENT

      INCENTIVE STOCK OPTION AGREEMENT dated January 14, 1998 between COMTECH TELECOMMUNICATIONS CORP., a Delaware corporation (the "Company"), and Fred Kornberg (the "Optionee").

      WHEREAS, the Optionee is employed by the Company and the Company and the Optionee desire to (a) provide additional incentives to the Optionee in connection with the Optionee's responsibilities for the management and growth of the business of the Company, and (b) more closely align the Optionee's interests with the interests of stockholders of the Company, through, in relation to both objectives, the granting to the Optionee of Options to purchase shares of Common Stock of the Company. Capitalized terms used, but not defined herein, shall have the same meanings as set forth in the 1993 Plan (as defined below).

      NOW, THEREFORE, the Company and the Optionee agree as follows:

      1. Subject and pursuant to the terms and conditions of the Company's 1993 Incentive Stock Option Plan, as amended (the "1993 Plan"), the Company hereby grants to the Optionee an Option to purchase an aggregate of 100,000 shares of the Common Stock of the Company, $.10 par value, at the purchase price of $4.50 per share, on the terms and conditions hereinafter set forth.

      2. Unless earlier terminated as provided below or otherwise pursuant to the 1993 Plan, this Option shall expire in full on the tenth anniversary of the date of grant. This Option may not be exercised (in whole or in part) unless and until such Option shall have become vested, and absent Committee consent, unless and until all indebtedness of the Optionee to the Company, if any, has been repaid. This Option shall become automatically vested on the date (the "Final Vesting Date") which is thirty days prior to the tenth anniversary of the date hereof (subject to earlier vesting as provided in Section 2(b) hereof), provided that the Optionee is employed by the Company on the Final Vesting Date, and has been so employed at all times from the date hereof to the Final Vesting Date.

            (b) This Option shall be subject to earlier vesting in accordance with the following Early Vesting Schedule and Note, thereto, provided as to any Interim Vesting Date that the Optionee is employed by the Company on such Interim Vesting Date and has been so employed at all times from the date hereof to such Interim Vesting Date:

                               Early Vesting Schedule

                ----------------------------------------------------
                    Target Fair Market
                     Value Per Share           Number of Shares
                ----------------------------------------------------
                           $10                      25,000
                ----------------------------------------------------
                           $15                      25,000
                ----------------------------------------------------
                           $20                      25,000
                ----------------------------------------------------
                           $30                      25,000
                ----------------------------------------------------

                                Notes to Schedule

      (1) On the first occasion, if any, prior to March 31, 2001, that the average Fair Market Value Per Share equals or exceeds one or more Target Fair Market Value amounts during a 20 consecutive day trading period (the "Trading Period"), this Option shall vest with respect to the related Number of Shares at the close of business on the last day of such Trading Period (an "Interim Vesting Date").

      3. This Option may be exercised by delivery of a written notice of exercise to the Company at its principal office, presently 105 Baylis Road, Melville, New York 11747 (Attention: Secretary), specifying the number of whole shares to be purchased and accompanied by:

            (i) full payment in cash (or by certified check, bank draft or money order payable to the order of the Company) of the aggregate purchase price for such shares, or by unencumbered certificates of shares of Common Stock of the Company owned by the Optionee (the amount applied toward the purchase price to be the fair market value of such shares determined in accordance with procedures established by the Committee); provided that such certificates of shares have been owned by Optionee for such period as may be required by applicable accounting standards to avoid a charge to earnings;

            (ii) a combination of cash and shares as provided above; or

            (iii) such consideration and on such terms and conditions as may be acceptable to the Committee and in accordance with applicable law.

      The Optionee shall also provide, if requested by the Company, the written statement referred to in Section 7 hereof.

      4. If the Optionee shall cease to be employed by the Company for any reason other than his death, disability (as defined below) or termination for Cause, the Optionee shall have the right, at any time within three months after such cessation of employment, to exercise this Option as to those shares, if any, which are vested pursuant to Section 2 hereof as of the date of such cessation of employment, provided that all rights under this Option shall expire in any event on the date specified in the first sentence of Section 2 hereof.

      5. In the event Optionee's employment with Company terminates on account of death or disability ("disability" shall have the meaning ascribed to it in Section 22(e)(3) of the Internal Revenue Code of 1986 as amended (the "Code")), any portion of this Option remaining unexercised at the time of such termination may, to the extent then exercisable, be exercised by the Optionee, his estate or any person or persons to whom his rights, under the Option, shall pass by will or the laws of descent and distribution, at any time within one year after the death or disability of the Optionee, but only during the term of this Option set forth in Section 2 hereof.

      6. This Option and the rights and privileges conferred herein may be exercised during the lifetime of the Optionee only by him, and shall not be transferred, assigned, pledged or hypothecated, or otherwise disposed of in any way (whether by operation of law or otherwise), other than by will or the laws of descent and distribution, and shall not be subject to execution, attachment or similar process. Upon any attempt to so transfer, assign, pledge, hypothecate or dispose of this option, or any right or privilege conferred hereby, contrary to the provisions hereof, or upon the levy of an execution, attachment or similar process upon this Option, or the rights and privileges conferred hereby, the Option and the rights and privileges conferred hereby shall immediately become null and void.

      7. If so requested by the Company, the Optionee agrees at the time of exercise of this Option to deliver to the Company, a statement in form and substance satisfactory to the Company, in which the Optionee (i) represents and warrants that the shares purchased are being acquired for investment only and not with a view to the sale or distribution thereof, (ii) acknowledges that the shares purchased may not be sold unless registered for sale under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or pursuant to an exemption from such registration, and (iii) agrees that the certificates evidencing such shares shall bear an appropriate legend referring to such restrictions.

      8. The Option granted hereby is intended to qualify as an "incentive stock option" under Section 422 of the Code. In the event the Optionee disposes of the shares acquired pursuant to exercise of this Option within either two years from the date of grant or within on year after exercise of the option, or, if the Optionee is not employed at all times during the period beginning on the date of this Agreement and ending on the day three (3) months before the date of the exercise of the Option (or such other date prescribed under Section 422 of the Code), the Optionee agrees to deliver to the Company, within seven days following such disposition, a written notice specifying the date the shares were disposed of, the number of shares, and, if the disposition was by a sale or exchange, the amount of consideration received. To the extent that the Option does not qualify as an "incentive stock option" for any reason, it will constitute a separate nonqualified stock option.

      9. Nothing contained herein shall be construed to confer upon the Optionee, the rights of a shareholder of the Company with respect to the shares subject to an Option, unless and until a certificate or certificates for such shares shall have been issued upon the exercise of the Option.

      10. In the event that this Agreement gives the Optionee the right to buy a number of Shares in excess of the maximum amount permitted by ss. 422 of the Code, such excess shall be rounded to the next higher whole number (the "Excess Amount") and this Agreement will continue to apply to the Excess Amount, except that the Option to acquire the Excess Amount shall be treated as a separate Option which is not an incentive stock option and the Optionee agrees to arrange for payment of any applicable withholding taxes in a manner satisfactory to the Company in its sole discretion with respect to the separate Option which is not an incentive stock option.

      11. This agreement does not guarantee that the Company will employ the Optionee for any specific time period, nor does it modify in any respect the Company's right to terminate or modify the Optionee's employment or compensation.

      12. This agreement is subject to all of the terms, conditions and provisions of the 1993 Plan and to such rules, regulations and interpretations relating to the 1993 Plan as may be adopted by the Committee and as may be in effect from time to time. A copy of the 1993 Plan has been delivered to the Optionee by the Company, and the terms thereof are incorporated herein by reference. If and to the extent that this agreement conflicts or is inconsistent with the terms, conditions and provisions of the 1993 Plan, the 1993 Plan shall control, and this agreement shall be deemed to be modified accordingly. By signing and returning this agreement, the Optionee acknowledges having received and read a copy of the Plan and agrees to comply with it, this agreement and all applicable laws and regulations.

                                    COMTECH TELECOMMUNICATIONS CORP.


                                    By:/s/ J. Preston Windus Jr.
                                       -------------------------------
                                       Authorized Officer


                                       /s/ Fred Kornberg
                                       -------------------------------
                                       Optionee